STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

October 16, 2006

Dear Fellow Inter-Tel Stockholder,

Inter-Tel (Delaware), Incorporated management apparently believes that if they say something enough it will somehow be true. A case in point is Inter-Tel management’s constant refrain that they have a “strategic plan” and that if stockholders let them execute their “plan,” then someday the Company will be worth more than the price Steve Mihaylo and Vector Capital are offering. All we are asking them to do is share this plan with you -- the stockholders.

Steve Mihaylo and Vector Capital urge stockholders to ignore Inter-Tel management’s rhetoric and examine the facts. The most important fact being that this Resolution is designed to allow the stockholders to prompt a process to maximize the value of your shares -- whether that be to us at $23.25/share or to another buyer at an even higher price.

We are confident that once you compare the merits of this Resolution, you will conclude -- as we have -- that our Resolution contains no risk and is in stockholders' best interests. We are equally confident that if the Resolution fails stockholders will eventually look back on the vote with regret.

Our Resolution provides stockholders an opportunity to maximize the value of their shares now. Do you really want to gamble that the current management team will be able to successfully compete with companies such as Cisco with a plan that management refuses to disclose? Pay close attention to their earnings release on October 19th and ask yourself whether you trust the current management to outperform consensus earnings estimates by 17-20%. That is what it will take, based on our analysis, for current management to create value greater than our $23.25 proposed offer. If GAAP earnings are lackluster, we expect the Company to blame us and this process. We think you should apply healthy skepticism to such claims. Finally, if the $23.25 price is such a bargain, as it supposedly is according to the Company and ISS, why hasn’t anyone else stepped forward to make a better offer?

Over the next several days you will likely be presented a lot of information about our Resolution. Please consider all of the information closely and carefully. We believe that if you do, you will be convinced that voting FOR our Resolution is in your best interest.

We urge you to vote FOR the Resolution on the BLUE proxy card today. Even if you have already returned a white card, you have every right to change your mind and we urge you to do so by voting the enclosed BLUE card, as it is the latest dated proxy that counts. Stockholders who have questions or require assistance may call Mr. Mihaylo's and Vector's proxy solicitor, MacKenzie Partners, Inc., at its toll free number (800) 322-2885.

Thank you in advance for your support.

Very truly yours,

By: /s/ Steven G. Mihaylo

STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By: /s/ Christopher G. Nicholson

CHRISTOPHER G. NICHOLSON,

on behalf of Vector Capital Corporation